Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: July 9, 2021

ESS is betting the world is ready for a billion-dollar battery disrupter

The advanced energy storage company already has a working factory, putting it ahead of some recent cleantech SPACs.

Clean energy startups that toiled in obscurity for years have been going public and becoming billion-dollar companies. Oregon-based ESS wants to be the next one.

Instead of storing clean electricity in lithium-ion batteries, ESS makes a “flow battery” that moves electrons with a liquid mixture of iron and salt. ESS stands to capitalize on a few trends in the clean energy market:

•	The rapid adoption of wind and solar makes storing electricity for later more valuable.

•	Lithium-ion batteries, the current market leader for new grid storage, have notable downsides that include fire risk, supply-chain concerns and operational limitations.

•	The Biden administration says it’s time for an American manufacturing revival and unprecedented investment in grid infrastructure.

Ten-year-old ESS announced in May that it would go public by merging with a special-purpose acquisition company (SPAC), a recently popular alternative to a traditional initial public offering. The transaction should wrap up this fall; the exact timing depends on when the Securities and Exchange Commission completes its review.

If all goes according to plan, ESS will be traded on the New York Stock Exchange with a valuation north of $1 billion and the ticker symbol GWH. It will pocket some $465 million to spend on expanding its factory, sales efforts and delivery capabilities.

“What the SPAC market really allows you to do is just accelerate time,” CEO Eric Dresselhuys told Canary Media. “You can just go a lot faster.”

The anticipated surge in funds would let ESS set aside fundraising and focus on executing its mission to become the leading alternative to mainstream grid battery technology. Then it just needs to deliver batteries on a radically larger scale than it ever has and find ways to get paid for a type of storage that the market is just beginning to support.

Real factory, real products

Electric truck maker Lordstown Motors went public with a SPAC last fall, but now it’s at risk of running out of cash before it ever produces a commercial product.

ESS won’t face that problem. It already has a factory pumping out flow batteries just south of Portland, Oregon.

Its core product is the Energy Warehouse, which fits a rotund tank and several stacks of battery materials into a shipping container, along with the necessary electronics. ESS can customize discharge capacity and duration of storage. A customer could ask for 50 kilowatts for four hours or for 12 hours, for instance.

The company built out the factory with a $30 million Series C raise in 2019, led by SoftBank’s SB Energy and Bill Gates–backed Breakthrough Energy Ventures. During a June visit, I saw a test line in which robots prepared cells to be glued together into the battery stack that the proprietary iron liquid flows through.

The automated production line making flow batteries at the ESS factory in Oregon. (Photo courtesy of ESS)

That’s the first-generation automated line; the second generation will produce a cell every minute, said co-founder and President Craig Evans. Once several new lines are built, the factory will be able to produce more than 1.5 gigawatt-hours of storage capacity annually.

Technicians take the pieces from the robots, compile them and load them into cargo boxes docked along the wall of the factory. After hooking up pipes and electronics and loading the tank with the dry powdered version of the iron liquid, a truck carries away the finished Energy Warehouse.

ESS facility used to occupy half of this commercial complex, but it recently took over the remainder as well, gaining a number of additional shipping bays. After starting 2020 with 57 employees, ESS now has a workforce of 115 and growing.

One of those new hires was Dresselhuys, who started as CEO in April, ahead of the SPAC announcement. He founded Silver Spring Networks in 2002, pitching a vision of networked “smart” grids. That company went public and later was acquired by competitor Itron for $830 million in 2017.

Leveraging cheaper materials than its competitors

ESS didn’t choose an easy problem to tackle, but it is a potentially lucrative one.

Lithium-ion grid batteries have been able to garner massive investment and scale thanks to the electric vehicle revolution. Startups challenging lithium’s stranglehold on grid storage need to get cheap and excel where lithium-ion falls short.

Then a startup must leap from the lab into commercial production and win early customers to establish a track record in the field.

In the hype-addled world of Silicon Valley venture funding, startups often trumpet customer pipelines that are wildly disproportionate to the deals they have actually closed.

ESS stayed modest. It avoided rash predictions about cost targets or prospective sales volume. The company’s SPAC announcement made several calibrated and verifiable claims about the product, such as:

•	“An environmentally friendly, low-cost, long-duration storage battery engineered to support renewables and stabilize the electrical grid.”

•	“Built from earth-abundant materials.”

•	“Poses no explosion risk.”

Those are credible assertions for a system that stores energy with the help of rusty water.

“If it ultimately comes down to the cost of the raw materials, I’d challenge anyone to beat iron, salt and water,” Dresselhuys said.

Lithium-ion batteries benefit from massive economies of scale, but their bill of materials includes costly metals. Conventional batteries become overly pricey when scaled up for many hours of storage; all ESS needs to do is add more rusty water to the tank, which makes the incremental cost of additional storage much smaller.

“Iron might not be sexy, but there’s lots of it around,” said James Frith, head of energy storage at market research firm BloombergNEF. “What I’ve always liked about ESS is it’s a relatively simple technology when it comes to flow batteries.”

In contrast, vanadium flow batteries, a perennial contender in the lithium-ion challenger category, suffer when vanadium prices skyrocket, as they have in recent years.

“Vanadium is roughly 100 times more expensive than iron” in these types of applications, said Cyril Yee, who scrutinizes long-duration storage tech as head of investments and research at climate accelerator Third Derivative. (Third Derivative and Canary Media are both supported by climate think tank RMI.) “Flow-battery technologies that utilize low-cost redox species such as iron will have a cost advantage over vanadium.”

A lobby display shows four generations of the ESS battery stack, from the earliest, at right, to the current commercial design, far left. (Photo courtesy of ESS)

The challenge with iron flow

Iron flow batteries have problems of their own, however. The concept hasn’t yet achieved widespread adoption, even though it’s been around for decades, noted Yee.

“One known challenge with iron flow batteries is hydrogen generation at the negative electrode that eventually leads to cell failure,” he said. “A commercial iron flow battery will either prevent the generation or mitigate it somehow.”

ESS dealt with that by inventing what it calls a Proton Pump, which connects to the tank and passively mixes the unwanted hydrogen back into the solution. That maintains the balance of pH and states of charge in the liquid electrolyte circulating through the system.

“The battery is the heart, the electrolyte is the blood, and the Proton Pump is the kidney, which is keeping everything in balance,” said ESS President Evans.

That invention is a key commercial differentiator for ESS. Other flow chemistries need to cease operations regularly to rebalance their electrolytes, said Hugh McDermott, the company’s senior VP for business development and sales. A flow battery can’t make money while it’s down for scheduled maintenance.

“This is doing it continuously, so you’re never out any cycles,” he said of the Proton Pump.

Another general hangup for flow batteries is the cost of membranes or separators that allow electrons to pass but keep other materials from mixing. But ESS uses off-the-shelf separators from the battery industry — “it’s nothing exotic,” Evans said. That sidesteps risks associated with designing and manufacturing a new piece of material.

Then there’s the worry that a system that pumps liquid for decades eventually will leak.

In the latest product iteration, ESS reduced the number of pipe connections per Energy Warehouse from 170 to 36. Instead of relying on threaded pipe connections that need to be tightened just right, the new pipes get “thermally fused,” which means they are melted together.

Remaining risk: Growing fast

There are two remaining risks that ESS can’t solve in the lab: its ability to scale and the size of the market it hopes to capture.

Robust international supply chains deliver lithium-ion batteries capable of discharging hundreds of megawatts of capacity. ESS has yet to supply a project greater than 1 megawatt, though Evans said the company has signed contracts for projects above that threshold.

The executives didn’t seem particularly worried about jumping to the next level. That’s because they will have more competitive economics when the SPAC cash allows them to increase their manufacturing capacity.

“Ours is a volume business,” Dresselhuys said. “You get a lot of cost efficiencies from an automated manufacturing line, from optimizing designs and from volume. It’s not a terribly complex formula.”

Cash left over from the manufacturing build-out strengthens the corporate balance sheet.

And for winning over customers to the technology itself, ESS points to an unusual program hammered out with German reinsurance giant Munich Re. That firm studied the technology and decided to offer a performance warranty, which covers costs if the technology doesn’t perform as promised.

“Munich Re helps address the technology risk for the first few score buyers,” McDermott said. “The balance sheet helps address the commercial risk that you’re going to be around long enough to support that warranty.”

Remaining risk: How deep is the market?

Ultimately, ESS’ ability to deliver on a $1 billion valuation depends on the market that materializes for long-duration storage.

Lithium-ion battery plants routinely store four hours of power, but exceedingly few customers have installed systems designed for significantly longer-term storage. The theory, according to ESS and companies like it, is that the proliferation of exceedingly cheap renewables will trigger a knock-on market for devices that can cheaply store that power and turn it into a round-the-clock resource.

California, for one, has already committed to purchasing 1 gigawatt of long-duration storage by 2026 to keep lights on after sunset hobbles its ample solar power fleet.

“The long-duration [storage] market is here to stay,” Evans said. “It’s growing much faster than the shorter duration market.”

The uncertainty is that mechanisms for procuring and paying for long-duration storage have yet to be devised.

“There is going to be a need for it, but some of those critiques about how...you [should] incentivize that in the market, how [to] reward it — that’s the missing piece of the puzzle,” said Frith of BNEF.

Then again, lithium-ion batteries entered power markets before many structures existed to compensate them, Frith added. They competed effectively in the beachhead frequency regulation market, managing moment-by-moment grid fluctuations. Success there paved the way for batteries to compete for other roles; a decade later, they are a go-to capacity source in California and have found increasing success in other markets.

That history suggests that the present paucity of opportunities need not constrain the size of the long-duration market a few years or decades from now. But forecasting ESS’ likely share of that market will soon be a puzzle for public market investors to solve.

Lead photo: ESS co-founder Craig Evans inspects the flow batteries being loaded into shipping containers at the Oregon factory.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving ESS and ACON S2 Acquisition Corp. (“ACON S2”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-257232) filed with the SEC by ACON S2 that includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ACON S2 to vote on the business combination. ACON S2 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ACON S2, ESS and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ACON S2 as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ACON S2 1133 Connecticut Avenue NW Suite 700, Washington, DC 20036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2’s stockholders in connection with the proposed transaction. Information about ACON S2’s directors and executive officers and their ownership of ACON S2’s securities is set forth in ACON S2’s filings with the SEC. To the extent that holdings of ACON S2’s securities have changed since the amounts printed in ACON S2’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACON S2, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ACON S2’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON S2’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on ACON S2, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of ACON S2’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting ACON S2, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON S2’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.